Exhibit 99.2

2011 Annual Reports

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : 33 (1) 47 44 58 53

Fax : 33 (1) 47 44 58 24

Martin DEFFONTAINES

Laurent KETTENMEYER

Matthieu GOT

Karine KACZKA

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 909 418 282,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, March 26, 2012

•     The Registration Document (Document de référence) for the year ended December 31, 2011, was filed with the French Financial Markets Authority (Autorité des marchés financiers) on Monday, March 26, 2012. Copies of this document are available free of charge, pursuant to applicable law, and can be downloaded from the Company’s Web site (www.total.com) under the heading Investors/ Publications.

The following documents are included in the Registration Document: the 2011 annual financial report, the report by the Chairman of the Board of Directors required under Article L.225-37 of the French Commercial Code (corporate governance, internal control and risk management) and the reports from the independent auditors.

•     The annual report on Form 20-F for the year ended December 31, 2011, was filed with the United States Securities and Exchange Commission (SEC) on Monday, March 26, 2012. The Form 20-F can be downloaded from the Company’s Web site (www.total.com) under the heading Investors / Publications, or from the SEC’s Web site (www.sec.gov). Printed copies of the Form 20-F can be requested free of charge at www.total.com (under the heading Investors / Contact).

* * * * *
Total is one of the largest major integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas and power, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com